MANAGER DIRECTED PORTFOLIOS

FEE WAIVER AGREEMENT

with

TWIN OAK ETF COMPANY

THIS FEE WAIVER AGREEMENT (the “Agreement”) is made as of the 9th day of August, 2024, by and between Manager Directed Portfolios (the “Trust”), a Delaware statutory trust, on behalf of the series of the Trust listed on Schedule A hereto, as may be amended from time to time (the “Fund”), and the investment adviser to the Fund, Twin Oak ETF Company (the “Adviser”), a Delaware corporation.

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Adviser (the “Investment Advisory Agreement”); and

WHEREAS, pursuant to the Investment Advisory Agreement, the Adviser has agreed to pay all expenses of the Fund, except for certain excluded expenses as listed therein, in exchange for a unified management fee; and

WHEREAS, the Adviser desires to waive a portion of the unified management fee paid by the Fund to the Adviser pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires for the Adviser to implement such waiver.

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. MANAGEMENT FEE WAIVER. The Adviser hereby agrees to waive a portion of the Fund’s management fee as listed on Schedule A hereto, at an annual rate of the Fund’s average daily net assets. Any management fees waived with respect to a Fund under this Agreement are not subject to reimbursement to the Adviser by the Fund.

2. TERM. This Agreement shall become effective with respect to a Fund on the date of the commencement of operations of the Fund, and shall continue for an initial term of two years, unless sooner terminated in accordance with Paragraph 5 of this Agreement. This Agreement shall continue in effect thereafter for additional periods of one year, or such other period as may be agreed upon by the Trust and the Adviser, so long as such continuation is approved for a Fund at least annually by the Board of Trustees.

3. TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of a Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser prior to the end of a term without the consent of the Board of Trustees of the Trust. This Agreement will automatically terminate with respect to a Fund if the Investment Advisory Agreement is terminated for such Fund, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

4. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

5. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

6. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder. Any question of interpretation of any term or provision of this Agreement, including but not limited to the management fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Investment Advisory Agreement or the Investment Company Act of 1940, shall have the same meaning as and be resolved by reference to the Investment Advisory Agreement or the Investment Company Act of 1940.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

MANAGER DIRECTED PORTFOLIOS on behalf its series listed on Schedule A	TWIN OAK ETF COMPANY

By: /s/ Scott M. Ostrowski	By: /s/ Zachary Wainwright
Name: Scott M. Ostrowski	Name: Zachary Wainwright
Title: President	Title: Chief Executive Officer

SCHEDULE A

Series of Manager Directed Portfolios	Management Fee as a Percentage of Average Daily Net Assets	Waiver as a Percentage of Average Daily Net Assets	Management Fee After Waiver as a Percentage of Average Daily Net Assets
Twin Oak Short Horizon Absolute Return ETF	0.45%	0.20%	0.25%

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